UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Section 13(a) -16 or 15(d) - 16 of the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2016

000-23697

(Commission file number)

EROS INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

________________________________________

550 County Avenue

Secaucus, New Jersey 07094

(201) 558-9021

(Address of principal executive office)

_______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EROS INTERNATIONAL PLC

Form 6-K

Part I- FINANCIAL INFORMATION

Item 1 – FINANCIAL STATEMENTS

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands, except share and per share data)

	Note	June, 30, 2016	March 31, 2016
			(Recasted)*
ASSETS
Non-current assets
Property, plant and equipment		$10,471	$10,686
Goodwill	3	5,033	5,097
Intangible assets — trade name		14,000	14,000
Intangible assets — content	5	779,891	795,139
Intangible assets — others		5,440	6,127
Available-for-sale financial assets	4	29,917	30,147
Other receivables	6	8,568	9,521
Deferred tax assets		256	167
Other non-current assets		3,115	3,512
Total non-current assets		$856,691	$874,396

Current assets
Inventories		$282	$287
Trade and other receivables	6	224,652	188,361
Current tax receivable		190	238
Cash and cash equivalents		183,613	182,774
Restricted deposits		2,078	1,822
Total current assets		$410,815	$373,482
Total assets		$1,267,506	$1,247,878

LIABILITIES
Current liabilities
Trade and other payables		$81,434	$65,178
Short-term borrowings	7	219,292	219,275
Current tax payable		7,037	6,234
Total current liabilities		$307,763	$290,687

Non-current liabilities
Long-term borrowings	7	$86,221	$92,630
Other long-term liabilities		551	536
Derivative financial instruments	4	24,895	22,850
Deferred tax liabilities		32,550	32,081
Total non-current liabilities		$144,217	$148,097
Total liabilities		$451,980	$438,784

EQUITY
Share capital	8	$30,794	$30,793
Share premium		357,426	356,865
Reserves		430,451	423,151
Other components of equity		(55,809)	(53,310)
JSOP reserve		(17,167)	(17,167)
Equity attributable to equity holders of Eros International Plc		$745,695	$740,332
Non-controlling interest		69,831	68,762
Total equity		$815,526	$809,094
Total liabilities and shareholder’s equity		$1,267,506	$1,247,878

*On completion of purchase price allocation, the carrying amounts of intangible assets- others, related deferred tax liabilities and goodwill are recasted to reflect fair value adjustments relating to acquisition of a subsidiary. Refer Note 3 Acquisition of Subsidiary.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share and per share data)

		Three Months Ended June 30,
	Note	2016	2015
Revenue	15	$71,095	$50,043
Cost of sales		(48,010)	(32,956)
Gross profit		23,085	17,087
Administrative cost		(15,905)	(12,957)
Operating profit		7,180	4,130
Financing cost		(3,854)	(3,866)
Finance income		661	1,723
Net finance cost		(3,193)	(2,143)
Other gains	11	2,032	4,076
Profit before tax		6,019	6,063
Income tax		(2,580)	(2,296)
Profit for the year		$3,439	$3,767
Attributable to:
Equity holders of Eros International Plc		$1,987	$215
Non-controlling interest		1,452	3,552
		$3,439	$3,767
Earnings per share (cents)
Basic earnings per share	10	3.4	0.4
Diluted earnings per share	10	3.1	0.2

The accompanying notes are integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except share and per share data)

	Three Months Ended June 30,
	2016	2015

Profit for the period	$3,439	$3,767

Other comprehensive loss:
Items that will be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	(3,263)	(3,722)
Reclassification of the cash flow hedge to the statement of operations, net of tax	201	201
Total other comprehensive loss for the period	$(3,062)	$(3,521)
Total comprehensive income for the period, net of tax	$377	$246

Attributable to:
Equity holders of Eros International Plc	$(512)	$(2,256)
Non-controlling interest	889	2,502

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share and per share data)

		Three Months Ended June 30,
	Note	2016	2015
Cash flows from operating activities:
Profit before tax		$6,019	$6,063
Adjustments for:
Depreciation		210	179
Share based payment	9	6,023	6,894
Amortization of intangible film and content rights	5	36,938	28,433
Amortization of other intangibles assets		694	187
Other non-cash items	12	(678)	(3,182)
Net finance costs		3,193	2,143
Gain on sale of available for sale financial asset		(58)
Changes in trade and other receivables		(37,628)	14,259
Changes in inventories		4	434
Changes in trade and other payables		9,027	(18,267)
Cash generated from operations		23,744	37,143
Interest paid[1]		(4,993)	(5,184)
Proceeds from refund of income taxes, net		151	75
Net cash generated from operating activities		$18,902	$32,034

Cash flows from investing activities:

Proceeds from sale of available for sale investments	4	288	—
Purchases of property, plant and equipment		(790)	(104)
Proceeds from/(investment in) restricted deposits held with banks		(187)	558
Purchase of intangible film right and content rights[1]		(17,089)	(43,885)
Purchase of other intangible assets		(13)	(1,269)
Interest received		461	793
Net cash used in investing activities		$(17,330)	$(43,907)

Cash flows from financing activities:

Proceeds from issue of share capital		—	5,400
Proceeds from issue of shares by subsidiary		1	117
Proceeds from issue out of treasury shares		—	1,853
Proceeds from short-term debt		13,688	49,652
Repayment of short-term debt		(13,908)	(44,277)
Proceeds from long-term debt		1,497	38
Repayment of long-term debt		(2,674)	(2,294)
Proceeds from/(repayment of) short term debt with maturity less than three months (net)		3,600	(274)
Net cash generated from financing activities		$2,204	$10,215

Net increase/(decrease) in cash and cash equivalents		3,776	(1,658)
Effect of exchange rate changes on cash and cash equivalents		(2,937)	3,633
Cash and cash equivalents, beginning of period		182,774	153,664
Cash and cash equivalents, end of period		$183,613	$155,639

Note:

1) The cash outflow towards intangible film right and content rights includes, interest paid and capitalized during the period ended June 30, 2016 and June 30, 2015 of $2,433 and $846, respectively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale investments	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC.	Non- controlling interest	Total equity

Balance as of April 1, 2016	$30,793	$356,865	$(60,609)	$6,622	$1,856	$(1,179)	$(22,752)	$69,586	$376,317	$(17,167)	$740,332	$68,762	$809,094

Profit for the period	—	—	—	—	—	—	—	—	1,987	—	1,987	1,452	3,439

Other comprehensive loss for the period	—	—	(2,722)	—	22	201	—	—	—	—	(2,499)	(563)	(3,062)

Total comprehensive (loss)/income for the period	—	—	(2,722)	—	22	201	—	—	1,987	—	(512)	889	377

Issue of shares	1	—	—	—	—	—	—	—	—	—	1	—	1

Share based compensation	—	561	—	—	—	—	—	—	5,291	—	5,852	171	6,023

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	22	—	—	22	9	31

Issue out of JSOP Reserve	—	—	—	—	—	—	—	—	—	—	—	—	—

Balance as of June 30, 2016	30,794	357,426	(63,331)	6,622	1,878	(978)	(22,752)	69,608	383,595	(17,167)	745,695	69,831	815,526

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale investments	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC.	Non- controlling interest	Total equity

Balance as of April 1, 2015	$30,622	$345,385	$(50,048)	$6,622	$1,528	$(1,983)	$(22,752)	$63,238	$349,196	$(24,474)	$697,334	$58,721	$756,055

Profit for the period	—	—	—	—	—	—	—	—	215	—	215	3,552	3,767

Other comprehensive (loss)/income for the period	—	—	(2,672)	—	—	201	—	—	—	—	(2,471)	(1,050)	(3,521)

Total comprehensive (loss)/income for the period	—	—	(2,672)	—	—	201	—	—	215	—	(2,256)	2,502	246

Issue of shares	138	5,262	—	—	—	—	—	—	—	—	5,400	—	5,400

Share based compensation	266	3,889	—	—	—	—	—	—	2,642	—	6,797	97	6,894

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	82	—	—	82	35	117

Issue out of JSOP Reserve	—	(298)	—	—	—	—	—	—	—	2,151	1,853	—	1,853

Balance as of June 30, 2015	$31,026	354,238	(52,720)	6,622	1,528	(1,782)	(22,752)	63,320	352,053	(22,323)	709,210	61,355	770,565

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1.	DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION

Description of business

Eros International Plc (“Eros” or the “Company”) and its subsidiaries’ (together with Eros, the “Group”) principal activities include the acquisition, co-production and distribution of Indian films and related content. Eros International Plc is the Group’s ultimate parent company. It is incorporated and domiciled in the Isle of Man. The address of Eros International Plc’s registered office is Fort Anne, Douglas, Isle of Man IM1 5PD.

These unaudited condensed interim consolidated financial statements are prepared in compliance with International Accounting Standard (IAS) 34, “Interim financial reporting” as issued by International Accounting Standards Board (“IASB”). They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by IASB and should be read in conjunction with the audited consolidated financial statements and related notes included within our annual report, filed with the U.S. Securities and Exchange Commission on July 26, 2016 for the fiscal year ended March 31, 2016 (the "Annual Report"). The accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the year ended March 31, 2016. The unaudited condensed consolidated interim financial statements for the three months ended June 30, 2016 were approved by the Eros Board of Directors and authorized for issue on February 27, 2017.

Accounting and reporting pronouncements not yet adopted

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for our accounting periods beginning on or after April 1, 2017 or later periods. Those which are considered to be relevant to Group’s operations are set out below.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

In April 2016, the IASB issued amendments to IFRS 15, clarifying some requirements and providing additional transitional relief for companies. The amendments do not change the underlying principles of IFRS 15 but clarify how those principles should be applied. The amendments clarify how to:

·	identify a performance obligation (the promise to transfer a good or a service to a customer) in a contract;
·	accounting for licenses of intellectual property; and
·	determine whether a company is a principal (the provider of a good or a service to a customer) or an agent (responsible for arranging for the good or service to be provided)

The new revenue recognition standard was issued with an effective date of January 1, 2017. However, in April 2015, the IASB voted to defer the effective date of the new revenue recognition standard to January 1, 2018. Early application of the new standard is permitted. The Company is in the process of evaluating the impact of the new standard on its consolidated financial statements.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, “Financial instruments”. IFRS 9 significantly differs from IAS 39, “Financial Instruments: Recognition and Measurement”, and includes a logical model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company believes that the new Standard will not materially impact the classification and measurement of the Company’s financial instruments and recognition of certain fair value changes.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

IFRS 16 Leases

In January 2016, the IASB issued a new standard, IFRS 16, “Leases”. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, “Leases”, and related interpretations and is effective for periods beginning on or after January 1, 2019. Earlier adoption of IFRS 16 is permitted if IFRS 15, “Revenue from Contracts with Customers”, has also been applied. The Company is currently in the process of evaluating the impact of this new accounting standard on its consolidated financial statements.

IAS 12 Income Taxes

In January 2016, the IASB issued amendments to IAS 12 - “Income taxes” to clarify the following:

-	the carrying value of an asset does not limit the estimation of probable future taxable profits.
-	estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences
-	an entity assesses a deferred income tax asset in combination with other deferred income tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred income tax asset in combination with other deferred tax assets of the same type. The amendments are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

The Company does not believe that this amendment will have a material impact on its consolidated financial statements.

IAS 7 Statement of Cash Flows

In January 2016, the IASB issued amendments in IAS 7- “Statement of Cash Flows” to clarify and improve information provided to users of financial statements about an entity’s financing activities.

The IASB requires that the following changes in liabilities arising from financing activities to be disclosed (to the extent necessary):

-	changes from financing cash flows;
-	changes arising from obtaining and losing control of subsidiaries or other businesses;
-	the effect of change of foreign exchange rates;
-	changes in fair values; and
-	other changes

The amendments are effective for annual periods beginning on or after January 1, 2017 with earlier application permitted. Entities need not present comparative information when they first apply the amendments.

The Company is currently evaluating the effect of this amendment on its consolidated financial statements.

IFRS 2 Share-based Payment

In June 2016, the IASB issued amendments to IFRS 2 - “Share-based Payment” to clarify the accounting for certain types of share-based payment transactions:

The amendments, which were developed through the IFRS Interpretations Committee, provide requirements on the accounting for the following:

-	the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;
-	share-based payment transactions with a net settlement feature of withholding tax obligations; and
-	a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity settled

The amendments are effective for annual periods beginning on or after January 1, 2018 with earlier application permitted.

The Company is currently evaluating the effect of this amendment on its consolidated financial statements.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

IFRIC 22 Foreign Currency Transactions and Advance Consideration

In December 2016, the IASB published IFRIC 22 developed by the IFRS Interpretations Committee to clarify the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. IFRIC 22 addresses this issue by clarifying that the date of the transaction for determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognises the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration

IFRIC 22 is effective for annual reporting periods beginning on or after 1 January 2018. Earlier application is permitted

The Company is currently evaluating the effect of this amendment on its consolidated financial statements.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

2.	SEASONALITY

The Groups' financial position and results of operations for any period fluctuate due to film release schedules. Film release schedules take account of holidays and festivals in India and elsewhere, competitor film release and sporting events.

3.	ACQUISITION OF SUBSIDIARY

On August 1, 2015, Eros’ subsidiary Eros International Media Limited (“EIML”) acquired 100% of the shares and voting interests in Techzone. In accordance with the terms of the agreement between the parties, EIML issued 900,970 equity shares to the shareholders of Techzone at an acquisition date fair value of INR 586 ($9.16) per share, calculated on the basis of traded share price of EIML on the date of acquisition.

After the March 31, 2016 financial statements were issued, the Company received a valuation report from a third-party valuation specialist. After considering the results of that valuation report, the Company has completed the fair valuation of assets, including intangible assets during the interim period ended June 30, 2016 and corresponding changes have been recognized with retrospective effect. The impact of final allocation is not material to the Group’s financial position or statement of income.

The following table summarizes the final allocation of the purchase price:

	Provisional amount recorded as of March 31, 2016	Adjustment based on final valuation report	As at August 1, 2015 (Recasted)

Current assets
Cash	$263	$—	$263
Trade and other receivables	4,866	—	4,866
Non-current assets
Goodwill	—	3,329	3,329
Intangible assets – Others	—	3,704	3,704
Property, plant and equipment	584	—	584
Purchase price pending allocation	5,751	(5,751)	—
Deferred tax assets	134	—	134
Other non-current assets	2,585	—	2,585
Current liabilities
Trade and other payables	(3,338)	—	(3,338)
Short-term borrowings	(1,490)	—	(1,490)
Non-Current borrowings
Long-term borrowings	(992)	—	(992)
Other long term liabilities	(112)	—	(112)
Deferred tax liabilities	—	(1,282)	(1,282)

Below is the reconciliation of goodwill as at each reporting period.

Goodwill	Amount in US$
Balance as at March 31, 2015	$1,878
Goodwill arising from acquisition of Techzone	3,329
Foreign currency translation	(110)
Balance as at March 31, 2016	5,097
Foreign currency translation	(64)
Balance as at June 30, 2016	$5,033

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

4.	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants. Assets and liabilities carried at fair value are classified in the following three categories.

·	Level 1 - derived from unadjusted quoted prices in active markets for identical assets or liabilities;

·	Level 2 - derived from inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

·	Level 3 - derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

The table below presents assets and liabilities measured at fair value on a recurring basis. They are all category Level 2:

	As at June 30, 2016
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	103	(103)	----
Total	103	(103)	----

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	(24,998)	103	(24,895)
Total	(24,998)	103	(24,895)

	As at March 31, 2016
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	200	(200)	----
Total	200	(200)	----

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	(23,050)	200	(22,850)
Total	(23,050)	200	(22,850)

Financial assets and liabilities subject to offsetting enforceable master netting arrangements or similar agreements as at June 30, 2016 are as follows:

	Fair value as at
	June 30, 2016	March 31, 2016

2012 Interest Rate Cap	$(103)	$(200)
2012 Interest Rate Floor	12,499	11,525
2012 Interest Rate Collar	12,499	11,525
Total	$24,895	$22,850

None of the above derivative instruments is designated in a hedging relationship. A loss of $2,044 (June 2015: Gain of $3,915) in respect of the above derivative instruments has been recognized in the statement of income within other gains and losses. Fair value of interest rate derivatives involving interest rate options is estimated as the present value of the estimated future cash flows based on observable yield curves using an option pricing model.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Reconciliation of Level 3 fair value measurements of financial assets

Available for sale financial assets

As at March 31, 2016	$30,147
Total gain or losses:
- in profit or loss	—
- in other comprehensive income	—
Purchase	—
Disposals*	(230)
As at June 30, 2016	$29,917

*In July 2015, Eros acquired a 2% stake in The Cultural Trip (“TCT’’),a website which is a global platform for local culture, showcasing the best art, culture, food and travel for every country in the world. The acquisition of stake in TCT has been classified as Available-for-sale investment and has been recognized at the transaction price of $230. On June 3, 2016 this investment was sold at a price of $288.

There were no transfers between any Levels.

5.	INTANGIBLE CONTENT ASSETS

	Gross Content Assets	Accumulated Amortization	Content Assets

As at June 30, 2016
Film and content rights	$1,203,597	(677,651)	525,946
Content advances	248,784	—	248,784
Film productions	5,161	—	5,161
Non-current content assets	$1,457,542	(677,651)	779,891

As at March 31, 2016
Film and content rights	$1,158,737	(652,651)	506,086
Content advances	284,817	—	284,817
Film productions	4,236	—	4,236
Non-current content assets	$1,447,790	(652,651)	795,139

Changes in the content assets are as follows:

	As at
	June 30, 2016	March 31, 2016*

Film and content rights

Opening balance	$506,086	$478,958
Amortization	(36,938)	(128,303)
Exchange difference	(3,029)	(9,461)
Transfer from other content advances	59,827	164,892
Closing balance	$525,946	$506,086

Content advances
Opening balance	$284,817	$236,285
Additions	27,127	220,166
Impairment loss on content advances	—	(2,545)
Exchange difference	(3,333)	(7,588)
Transfer to film and content rights	(59,827)	(161,501)
Closing balance	$248,784	$284,817

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

	As at
	June 30, 2016	March 31, 2016*

Film productions
Opening balance	$4,236	$3,971
Addition	1,010	3,887
Exchange difference	(85)	(231)
Transfer to film and content rights	—	(3,391)
Closing balance	$5,161	$4,236

* Movements pertain to the year ended March 31, 2016.

The impairment loss on content advances relate to amounts advanced, to the extent not considered recoverable, for prospective film productions that are not being developed further or not considered viable.

6.	TRADE AND OTHER RECEIVABLES

	As at
	June 30, 2016	March 31, 2016

Trade accounts receivables (net of provision of $262 (March 31, 2016: $130))	$201,536	$169,283
Other receivables	25,601	18,493
Prepaid charges	1,340	1,071
Accrued revenues	4,743	9,035
Trade and other receivables	$233,220	$197,882

Current trade and other receivables	224,652	188,361
Non-current other receivables	8,568	9,521
	$233,220	$197,882

The age of financial assets that are past due but not impaired were as follows:

	As at
	June 30, 2016	March 31, 2016

Not more than three months	$26,467	38,593
More than three months but not more than six months	34,590	41,448
More than six months but not more than one year	57,897	27,594
More than one year	10,500	2,882
	$129,454	$110,517

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

7.	BORROWINGS

An analysis of long-term borrowings is shown in the table below:

	Nominal		As at
	Interest Rate	Maturity	June 30, 2016	March 31, 2016

Asset backed borrowings
Vehicle loan	10.0% - 12.0%	2017-21	$217	$260
Term loan	BPLR+1.8% - 2.75%	2016-17	4,917	6,244
Term loan	BPLR+2.75%	2017-18	1,348	1,579
Term loan	BPLR+2.85%	2019-20	7,067	7,932
Term loan	BPLR+2.55% - 3.4%	2020-21	13,662	12,945
			$27,211	$28,960

Retail bond	6.5%	2021-22	$66,269	$71,901
Revolving facility	LIBOR +1.90% - 2.90% and Mandatory Cost	2016-17	123,750	123,750
Other borrowings	10.5%	2021-22	6,683	6,933
			$196,702	$202,584
Nominal value of borrowings			$223,913	$231,544
Cumulative effect of unamortized costs			(1,762)	(2,109)
Installments due within one year			$(135,930)	$(136,805)
Long-term borrowings — at amortized cost			$86,221	$92,630

Bank prime lending rate (“BPLR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain Group assets.

Analysis of short-term borrowings

	Nominal	As at
	interest rate (%)	June 2016	March 2016
Asset backed borrowings
Export credit bill discounting and overdraft	BPLR+1-3.5%	$21,242	$20,716
Export credit and overdraft	LIBOR+3.5%	27,370	26,586
		$48,612	$47,302
Unsecured borrowings
Commercial paper	10.0% -13.0%	$—	1,511
Other Short-term loan	1.75% - 2.6%	31,076	32,871
Other Short-term loan	12.75%	3,674	786
Installments due within one year on long-term borrowings		135,930	136,805
Short-term borrowings - at amortized cost		$219,292	$219,275

Fair value of the long-term borrowings as at June 30, 2016 is $190,294 (March 31, 2016: $195,924). Fair values of long-term financial liabilities except retail bonds have been determined by calculating their present values at the reporting date, using fixed effective market interest rates available to the Companies within the Group. As at June 30, 2016, the fair value of retail bond amounting to $45,977 (March 31, 2016: $47,922) has been determined using quoted prices from the London Stock Exchange. The carrying amount of short term borrowings approximates fair value.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

8.	ISSUED SHARE CAPITAL

	Number of Shares	GBP
Authorized
Ordinary shares of 30p each at June 30, 2016 and March 31, 2016	83,333,333	25,000

	Number of Shares			USD
Allotted, called up and fully paid	A Ordinary 30p Shares	B Ordinary 30p Shares	Ordinary 10p Shares
As at March 31, 2015	31,982,488	25,555,220	—	30,622
Issue of shares on July 16, 2015	300,000	—	—	138
Issue of shares on August 18, 2015	3,500	—	—	2
Issue of shares in February 2016	57,860	—	—	26
Issue of shares in March 2016	10,900	—	—	5
Transfer of B Ordinary to A Ordinary share	594,566	(594,566)	—	—
As at March 31, 2016	32,949,314	24,960,654	—	30,793
Issue of shares on April 1, 2016	1,750	—	—	1
As at June 30, 2016	32,951,064	24,960,654	—	30,794

9.	SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Three months ending
	June 30, 2016	June 30, 2015

IPO India Plan	$649	$379
JSOP Plan	905	290
Option award scheme 2012	253	557
2014 Share Plan	571	253
2015 Share Plan	102	158
Other share option awards.	141	1,365
Management scheme (staff share grant)	3,402	3,892
	$6,023	$6,894

In the meeting date June 28, 2016, the Board of Directors approved the following grants:

620,000 ‘A’ ordinary share awards to certain executive directors with a fair value of $14.68 per share. Subject to continued employment these awards with Nil exercise price, vest over a period of three years.

197,820 ‘A’ ordinary share awards to certain employees with a fair market value of $14.68 per share. Subject to continued employment, these awards with Nil exercise price, vest over a period of three years.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

10.	EARNINGS PER SHARE

	Three Months Ended June 30,
	2016		2015
	Basic	Diluted	Basic	Diluted
Earnings
Earnings attributable to the equity holders of the parent	$1,987	1,987	$215	215
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	(167)	—	(114)
Adjusted earnings attributable to equity holders of the parent	$1,987	1,820	$215	101
Number of shares
Weighted average number of shares	57,998,564	57,998,564	57,292,516	57,292,516

Potential dilutive effect related to share based compensation scheme	—	1,048,454	—	1,292,633
Adjusted weighted average number of shares	57,998,564	59,047,018	57,292,516	58,585,149

Earnings/ per share
Earnings attributable to the equity holders of the parent per share (cents)	3.4	3.1	0.4	0.2

The above table does not split the earnings per share separately for the ‘A’ ordinary 30p shares and the ‘B’ ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings.

The Company excludes options with exercise prices that are greater than the average market price from the calculation of diluted EPS because their effect would be antidilutive. In the period ended June 30, 2016, 2,083,063 shares were not included in diluted earnings per share (June 30 2015: Nil shares).

11.	OTHER GAINS

	Three months ended June 30,
	2016	2015

Gain on sale of available for sale of financial assets	$58	$—
Net foreign exchange gains	4,018	161
Net (loss)/gain on held for trading financial liabilities	(2,044)	3,915
	$2,032	$4,076

The net loss on held for trading financial liabilities in the period ended June 30, 2016 and net gain in the period ended June 30, 2015, respectively principally relate to derivative instruments not designated in a hedging relationship.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12.	NON-CASH (INCOMES)/EXPENSES

Significant non-cash expenses except loss on sale of assets, share based compensation, depreciation, derivative interest and amortization were as follows:

	Three months ended June 30,
	2016	2015

Net loss/(gain) on held for trading financial liabilities	$2,044	$(3,915)
Impairment loss on content advances	—	102
Provisions for trade and other receivables	132	86
Unrealized foreign exchange (gain)/loss	(2,854)	545
	$(678)	$(3,182)

13.	RELATED PARTY

		As at June 30,2016		As at March 31,2016
	Details of
	Transaction	Liability	Asset	Liability	Asset
Red Bridge Ltd.	President fees	$203	$—	$201	$—
550 County Avenue	Rent/Deposit	388	135	355	135
Line Cross Limited	Rent/Deposit	943	258	882	258
NextGen Films Pvt Ltd.	Purchase/Sale	—	18,205	—	17,338
Everest Entertainment Pvt. Ltd	Purchase/Sale	—	109	—	111
Lulla Family	Rent/Deposit	205	1,001	187	1,022
Lulla Family	Salary	608	—	25	—

Key Management Compensation	Three months ended June 30,
	2016	2015

Salaries	$1,266	$1,105
Share based compensation	3,595	4,397
Pension	6	6
	$4,867	$5,508

Pursuant to a lease agreement dated April 1,2016 , Eros International Media Limited leases apartments for studio use at Kailash Plaza, 3rd Floor, Opp. Laxmi Industrial Estate, Andheri (W), Mumbai, from Manjula K. Lulla, wife of Kishore Lulla, which requires Eros International Media Limited to pay $5 each month under this lease.

Pursuant to a lease agreement dated October 1, 2015, Eros International Media Limited leases for use as executive accommodations the property Aumkar Bungalow, Gandhi Gram Road, Juhu, Mumbai, from Sunil Lulla. The lease requires Eros International Media Limited to pay $5 each month under this lease.

Pursuant to a lease agreement that expires on January 4, 2020, Eros International Media Limited leases office premise for studio use at Supreme Chambers, 5th Floor, Andheri (W), Mumbai from Kishore and Sunil Lulla. Beginning January 2015, the lease requires Eros International Media Limited to pay $60 each month under this lease.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Pursuant to a lease agreement that expires on March 31, 2020, the Group leased for U.S. corporate offices, the real estate property at 550 County Avenue, Secaucus, New Jersey, from 550 County Avenue Property Corp, a Delaware corporation owned by Beech Investments and of which our President of US - Film Distributions, Ken Naz, serves as a Director. The lease commenced on April 1, 2015, and requires the Group to pay $11 each month. This is a non-cancellable lease.

Pursuant to a lease agreement that expires in March 2018, including renewal periods, the Group leases for U.K. corporate offices, the real estate property at 13 Manchester Square, London from Linecross Limited, a U.K. company owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary. The current lease commenced on November 19, 2009 and requires the Group to pay $141 each quarter.

Pursuant to an agreement the Group entered into with Redbridge Group Ltd. on June 27, 2006, the Group requires to pay $72 for the services of Arjan Lulla, the father of Kishore Lulla and Sunil Lulla, grandfather of Rishika Lulla Singh, uncle of Vijay Ahuja and Surender Sadhwani and an employee of Redbridge Group Ltd. The agreement makes Arjan Lulla honorary life president and provides for services including attendance at Board meetings, entrepreneurial leadership and assistance in setting the Group’s strategy. Redbridge Group Ltd. is an entity owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary.

The Group has engaged in transactions with NextGen Films Pvt. Ltd., an entity owned by the husband of Puja Rajani, sister of Kishore Lulla and Sunil Lulla, each of which involved the purchase and sale of film rights. In the three months ended June 30, 2016 NextGen Films Pvt. Ltd. sold film rights of $561 (2015: $741) to the Group.

Mrs. Krishika Lulla, wife of Sunil Lulla, is an employee of Eros India and is entitled to a salary of $29 per quarter, Ms Ridhima Lulla, daughter of Kishore Lulla, is an employee of the Company and is entitled to a salary of $19 per quarter.

All of the above amounts outstanding are unsecured and will be settled in cash.

14.	CONTRACTUAL OBLIGATIONS

Eros' material contractual obligations comprise of contracts related to content commitments.

Total

As at June 30, 2016	$196,747
As at March 31, 2016	$218,541

The Group has provided certain stand-by letters of credit amounting to $95,639 (2016: $96,033) which are in the nature of performance guarantees issued while entering into film co-production contracts and are valid until funding obligations under these contracts are met. These guarantees, issued in connection with the aforementioned content commitments, and included in the table above have varying maturity dates and are expected to fall due within a period of one to three years.

In addition, the Group has issued financial guarantees amounting to $2,224 (2016: $2,373) in the ordinary course of business, and included in the table above, having varying maturity dates up to the next 12 months. The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Group did not earn any fee to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

15.	BUSINESS SEGMENTAL DATA

The Group acquires, co-produces and distributes Indian films in multiple formats worldwide. Film content is monitored and strategic decisions around the business operations are made based on the film content, whether it is new release or library. Hence, management identifies only one operating segment in the business, film content. We distribute our film content to the Indian population in India, the South Asian diaspora worldwide and to non-Indian consumers who view Indian films that are subtitled or dubbed in local languages. As a result of these distribution activities, Eros has identified four geographic markets: India, North America, Europe and the Rest of the world.

Revenues are presented based on customer location:

	Three months ended June 30,
	2016	2015

Revenue by customer’s location
India	$43,921	$32,826
Europe	3,461	2,440
North America	2,697	3,527
Rest of the World	21,016	11,250
Total revenue	$71,095	$50,043

	Three months ended June 30,
	2016	2015

Revenue by Group’s Operation
India	$42,749	$33,177
Europe	4,462	4,139
North America	1,408	3,234
Rest of the World	22,476	9,493
Total revenue	$71,095	$50,043

Asset by geographic area

	India	North America	Europe	Rest of the World

As of June 30, 2016	$319,161	$20	$32,159	$464,236
As of March 31, 2016	$350,078	$22	$30,694	$449,882

16.	SUBSEQUENT EVENTS

Issue of shares to institutional shareholders

In September 2016, the Company issued 2,000,310 ‘A’ ordinary shares to two of its existing institutional shareholders for an aggregate consideration of $30 million.

Grant awarded to employees

In September 2016, the Board of Directors approved a grant of 100,000 ‘A’ ordinary share awards with a fair value of $16.9. These awards vested on grant date.

Item 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Management’s discussion and analysis of financial condition and results of operations is a supplement to and should be read in conjunction with the accompanying consolidated financial statements and related notes. This section provides additional information regarding Eros International Plc's (“Eros,” “Company,” “we,” “us,” or “our”) businesses, current developments, results of operations, cash flows and financial condition. Additional context can also be found in the Annual Report.

Cautionary Statement Concerning Forward-Looking Statements

Some of the information presented in this report and in related comments by Eros' management contains forward-looking statements. In some cases, these forward-looking statements are identified by terms and phrases such as “aim,” “anticipate,” “believe,” “feel,” “contemplate,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “future,” “goal,” “objective,” and similar expressions and include references to assumptions and relate to Eros' future prospects, developments and business strategies. Similarly, statements that describe Eros' strategies, objectives, plans or goals are forward-looking statements and are based on information available to Eros as of the date of this report. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant statement. Such risks and uncertainties include a variety of factors, some of which are beyond Eros' control, including but not limited to market conditions and economic conditions.

Information concerning these and other factors that could cause results to differ materially from those contained in the forward-looking statements is contained under the caption "Risk Factors" in Eros' Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Eros undertakes no obligation to revise the forward-looking statements included herein to reflect any future events or circumstances, except as required by law. Eros' actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

Business Overview

We are a leading global company in the Indian film entertainment industry, and we co-produce, acquire and distribute Indian language films in multiple formats worldwide. Our success is built on the relationships we have cultivated over the past 30 years with leading talent, production companies, exhibitors and other key participants in our industry

	Three Months Ended June 30
(dollars in millions)	2016	2015	% change

Revenue	$71.1	50.0	42.2

Gross profit	23.1	17.1	35.1

Operating profit	7.2	4.1	75.6

Adjusted EBITDA (Non-GAAP)	18.1	11.6	56

For the three months ended June 30, 2016, Eros film slate comprised 14 films of which 3 were high budget, 2 were medium budget and 9 were low budget as compared to very similar mix of 16 films in the three months ended June 30, 2015, of which 2 were high budget, 3 were medium budget and 11 were low budget. For the three months ended June 30, 2016, the Company’s slate of 14 films comprised 5 Hindi films, 5 Tamil/Telugu films and 4 regional films as compared to the same period last year where its slate of 16 films comprised 7 Hindi films, 8 Tamil/Telugu films and 1 regional film. For the three months ended June 30, 2016, revenue increased by 42.2% to $71.1 million, compared to $50 million for the three months ended June 30, 2015.

For the three months ended June 30, 2016, the aggregate theatrical revenues increased by 11.0% to $37.4 million from $33.7 million for the three months ended June 30, 2015. Some of the Company’s successful global releases were Housefull 3, Ki and Ka and Sardaar Gabbar Singh.

For the three months ended June 30, 2016, the aggregate revenues from television syndication increased by 90.3% to $19.6 million from $10.3 million for the three months ended June 30, 2015 mainly due to increased catalogue revenues.

For the three months ended June 30, 2016, the aggregate revenues from digital and ancillary increased 135% to $14.1 million from $6 million for the three months ended June 30, 2015 mainly driven by catalogue monetization strategy and revenues from Eros Now/Techzone and increased contribution from other ancillary revenues streams.

	Three months ended
	June 30, 2016	June 30, 2015
High budget	3	2
Medium budget	2	3
Low budget	9	11
Total new film releases	14	16

Revenue from India increased by 28.6% to $42.7 million in the three months ended June 30, 2016, compared to $33.2 million in the three months ended June 30, 2015. On account of the stronger Indian box office collection of the Company’s three high budget movies in the quarter ended June 30, 2016 as compared to two high budget movies in the quarter ended June 30, 2015 and the better realizations with respect to television syndication revenues associated with these movies.

Revenue from Europe increased by 9.8% to $4.5 million in the three months ended June 30, 2016, compared to $4.1 million in the three months ended June 30, 2015. This was on account of higher theatrical and digital revenues as well as catalogue revenues.

Revenue from North America decreased by 56.3% to $1.4 million in the three months ended June 30, 2016, compared to $3.2 million in the three months ended June 30, 2015. This was on account of relatively lower theatrical revenues from the film slate and slightly lower catalogue revenues.

Revenue from rest of the world increased by 136.8% to $22.5 million in the three months ended June 30, 2016, compared to $9.5 million in the three months ended June 30, 2015, mainly due to stronger film slate mix as well as increased catalogue revenues.

Cost of sales

For the three months ended June 30, 2016, cost of sales increased by 45.5% to $48 million compared to $33 million in the three months ended June 30, 2015. This increase was primarily due to an increase of $8.5 million in film amortization costs associated with the Company’s mix of films containing a higher number of high budget films for the three months ended June 30, 2016 as compared to the three months ended June 30, 2015 as well as cumulative amortization costs of its larger film library.The rest of the increase was mainly due to corresponding increase in selling and distribution expenses associated with a stronger film mix.

Gross profit

For the three months ended June 30, 2016, gross profit increased by 35.1% to $23.1 million, compared to $17.1 million in the three months ended June 30, 2015. The increase is primarily attributable to increased revenues from new release and catalogue. As a percentage of revenues the company’s gross profit margin was 32.5% in the three months ended June 30, 2016, compared to 34.2% in the three months ended June 30, 2015.

Adjusted EBITDA (Non-GAAP)

For the three months ended June 30, 2016, adjusted EBITDA increased by 56% to $ 18.1 million compared to $11.6 million in the three months ended June 30, 2015. The increase reflects the profitability of the film slate and increased gross profit in the period ended June 30, 2016 and as percentage of gross profit of 78.4% in the quarter ended June 30, 2016 and 67.8% in the quarter ended June 30, 2015.

Administrative costs

For the three months ended June 30, 2016, administrative costs increased by 22.3% to $15.9 million compared to $13 million for the three months ended June 30, 2015, which was attributable to an increased personnel cost on account of expansion of the Eros Now team.

Net finance costs

For the three months ended June 30, 2016, net finance costs increased by 52.4% to $3.2 million, compared to $2.1 million in the three months ended June 30, 2015, mainly due to lower income from financing activities.

Income tax expense

The provisions for income taxes were $2.6 million and $2.3 million for the three months ended June 30, 2016 and 2015, respectively. The increase for income taxes is due to higher net profit earned in the three months ended June 30, 2016. Effective income tax rates were 18.3% and 17.3% for the three months ended June 30, 2016 and 2015, respectively excluding non-deductible share-based payment charges.

Free Cash Flow

The Company continued to generate free cash flow in the quarter ended June 30, 2016. Free cash flow was positive $1.8 million as compared to negative free cash flow of $13.1 million at quarter ended June 30, 2015.

Net Debt

As of June 30, 2016, net debt reduced to $121.9 million from $129.1 million as of March 31, 2016, mainly due to decrease in retail bond loan on account of restatement to closing exchange rate as at June 30, 2016.

Trade Receivables

As of June 30, 2016, trade accounts receivables were $201.5 million as compared $169.3 million at March 31, 2016. This was primarily as a result of the renewal of the monetization of catalogue revenue which was intentionally held back in the last two quarters of fiscal 2016. While the Company’s trade accounts receivables increased $32.2 million over the quarter, it generated revenue $71.1 million which demonstrate the growth in its business. In addition, only 5.2% of the Company’s total trade accounts receivables were past due over one year.

Trade and other Payables

As of June 30, 2016, trade accounts payables were $81.4 million as compared $65.2 million at March 31, 2016. 67% of the increase was due to accrued payments against released films including overages and of the balance, 21% increase was due to the Company’s strong pre-sales of film rights where the cash had been collected but revenue was still to be recognized.

Conventions used in this Report

High Budget films refer to Hindi films with direct production costs in excess of $8.5 million and Tamil as well as Telugu films with direct production costs in excess of $7.0 million. Low Budget films refer to Hindi, Tamil and Telugu films with less than $1.0 million in direct production costs. Medium Budget films refer to Hindi, Tamil and Telugu films within the remaining range of direct production costs.

Reconciliation of adjusted EBITDA

In addition to the results prepared in accordance with IFRS, the Company has presented Adjusted EBITDA. The Company uses Adjusted EBITDA along with other IFRSs measures to evaluate operating performance. Adjusted EBITDA is defined by the Company as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs) adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives) share based payments and transaction costs related to equity transactions.

Adjusted EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDA provides no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital changes or tax position. However, our management team believes that Adjusted EBITDA is useful to an investor in evaluating our results of operations because this measure:

·	is widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such, term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

·	helps investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and

·	is used by our management team for various other purposes, including in presentations to our board of directors, as a basis for strategic planning and forecasting.

See the supplemental financial schedules for reconciliations to IFRSs measures in the table below, which presents a reconciliation of our Adjusted EBITDA to net income.

Adjusted EBITDA

	Three months ended June 30,
	2016	2015
	(in thousands)
Net income (GAAP)	$3,439	$3,767
Income tax expense	2,580	2,296
Net finance costs	3,193	2,143
Depreciation	210	179
Amortization(1)	694	187
EBITDA	10,116	8,572
Share based payments(2)	6,023	6,894
Gain on sale of available – for - sale financial assets	(58)	—
Net losses/(gains) on held for trading financial liabilities	2,044	(3,915)
Adjusted EBITDA (Non-GAAP)	$18,125	$11,551

(1) Includes only amortization of intangible assets other than intangible content assets.

(2) Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.

PART II. OTHER INFORMATION

ITEM 1. Legal Proceedings

In the normal course of business, we experience routine claims and legal proceedings. It is the opinion of our management, based on information available at this time, that none of the current claims and proceedings will have a material adverse effect on our consolidated financial position, results of operations or cash flows. For details, see certain updated business and related information regarding the Company and its subsidiaries as set forth in Exhibit 99.1 to the Company’s Form 6-K (File No. 001-36176) filed with the SEC on February 27, 2017.

ITEM 1A. Risk Factors

See “Risk Factors” and certain updated business and related information regarding the Company and its subsidiaries as set forth under Exhibit 99.1 to the Company’s Form 6-K (File No. 001-36176) filed with the SEC on February 27, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2017	Eros International Plc

	By:	/s/ JyotiDeshpande
Name: JyotiDeshpande
Title: CEO and Managing Director

	By:	/s/ Prem Parameswaran
Name: Prem Parameswaran
Title: Chief Financial Officer